Boulder Creek Explorations, Inc.


Security and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549
Mail Stop 0511

                                                                October 10, 2005

Re:               Boulder Creek Explorations, Inc.
                  Registration Statement Form SB-2/A
                  File Number 333-121236
                  Filed: August 17, 2005

Attention:        Messeret Nega - Attorney Advisor
                  Division of Corporate Finance
                  Phone (202) 942-1891
                  Fax     (202) 942-9527

Boulder Creek has received your comments regarding the Form SB-2/A filed on August 17, 2005. The following document as prepared by Boulder Creek briefly describes the general action(s) taken regarding each comment made by the SEC. The following numbers herein are referenced to the comment number provided on the document sent by the SEC.

Cover Page
----------

1. The cover page has been limited to one (1) page as required by Item 501(a) of Regulation S-B. In addition, repetitive information has been removed from the cover page.

2. The dollar amount of proceeds to the Company from the sale of the maximum amount of shares that may be sold by the Company has been added and the percentage language has been removed.

3. On the cover page, the following language has been added to address the offering period end date for the public offering: "The offering will be for a maximum of 90 days from October 25, 2005 and may be extended if the Company so chooses to do so." The date of the prospectus has been indicated as October 25, 2005.

Dealer Prospectus Delivery Obligation, page 5
---------------------------------------------

4.       The language "Outside Back Cover" has been removed from the prospectus.

Summary Information about the Offering, page 7
----------------------------------------------

5. The heading on the top left of the summary has been revised to indicate the shares being offered are by both the selling shareholders and the company.

Summary of Financial Information, page 7
----------------------------------------

6. The Summary of Financial Information section has been revised and updated to reflect an unaduited summary as of August 31, 2005.

Result of Operations, page 29
-----------------------------



                               1450 Sasamat Street
                                  Vancouver, BC
                                 Canada V6R 4G4

                        Boulder Creek Explorations, Inc.


7. Language has been added describing the nature and amount of start-up costs from inception through August 31, 2005 has been added to this section.

Financial Statements
--------------------

Financial Statements have been audited for the period ending February 28, 2005 and reviewed for the period ended July 31, 2005 by the Company's Auditors. The Company's year end is October 31 at which time plans to have a full audit prepared.

General
-------

8. The Company's audited financial statements for the period ended February 2005 have been included in this amended filing.

9. The revised auditor's report indicating the name of the auditor with proper signature has been included in the amended filing..

Statement of Operations, page F-4
---------------------------------

10. Modifications were made to the statement of cash flows and statement of operations

Statement of Operations
-----------------------

11. The amounts have been modified to reflect the higher decimal point for the loss per share. Regarding the weighted average for 2004, the shares were not issued until September 2004 and therefore would not be applicable to the period (inception) to July 31, 2004.

Statement of Cash Flows, page F-6
---------------------------------

12. Modifications have been - There was an error in the statement showing the $7,000 from the 7,000,000 shares were issued July 10, 2004, they were issued September 17, 2004.

Note 5.  Related Party Transactions, page F-10
----------------------------------------------

13. Language has been added to this section indicating Mr. Sharan's effective control over the Company both before and after the proposed offering.

Exhibit 23.1 Consent of Independent Auditor
-------------------------------------------

14. Consent has been included for the audited period filed with the amended document.

15. Expert section reflects the audited period as filed with this amendment.

Updated Financial Statements
----------------------------

16.      Financial Statements are updated pursuant to Rule 3-10 (g) of
         Regulation S-B.

Signatures
----------

17.      Signature line has been revised.


Sincerely,


     Puneet Sharan
     President
     Boulder Creek Explorations, Inc.


                               1450 Sasamat Street
                                  Vancouver, BC
                                 Canada V6R 4G4